AMENDMENT TO DEPOSIT AGREEMENT

AMENDMENT TO DEPOSIT AGREEMENT dated as of November 9, 2017 (this “Amendment”) to the Deposit Agreement dated as of October 3, 2012 (the “Deposit Agreement”) among Luxfer Holdings plc (the “Company”), The Bank of New York Mellon, as depositary (the “Depositary”), and all Owners and Holders from to time of American Depositary Shares issued thereunder.
WITNESSETH:
WHEREAS, the Company and the Depositary executed the Deposit Agreement for the purposes set forth therein.
WHEREAS, the Company has made arrangements for direct listing of the Shares on the New York Stock Exchange and eligibility of the Shares for settlement through DTC and, as a result, the Company wishes to terminate the Deposit Agreement and the Company and the Depositary wish to amend the Deposit Agreement and the form of Receipt (as defined therein) to alter the procedures that follow termination of the Deposit Agreement.
NOW, THEREFORE, the Company and the Depositary hereby agree to amend the Deposit Agreement as follows.
1.    Capitalized terms used but not defined in this Amendment shall have the meanings given to such terms in the Deposit Agreement.
2.    Section 6.02 of the Deposit Agreement is hereby amended to read as follows:
“The Company may at any time terminate this Deposit Agreement by instructing the Depositary to mail a notice of termination to the Owners of all American Depositary Shares then outstanding at least 30 days prior to the termination date included in such notice. The Depositary may likewise terminate this Deposit Agreement if at any time 60 days shall have expired after the Depositary delivered to the Company a written resignation notice and if a successor depositary shall not have been appointed and accepted its appointment as provided in Section 5.04; in such case the Depositary shall mail a notice of termination to the Owners of all American Depositary Shares then outstanding at least 30 days prior to the termination date.
The following special provisions shall apply in connection with termination of this Deposit Agreement:
(i)    immediately prior to the termination of this Deposit Agreement, unless otherwise instructed by the Company in writing, the Depositary shall execute and deliver Receipts to evidence all outstanding uncertificated American Depositary Shares and surrender those Receipts to the agent appointed by the Company for a mandatory exchange of the American Depositary Shares evidenced thereby into Shares;

(ii)     upon termination of this Deposit Agreement, all outstanding American Depositary Shares shall be cancelled and converted into a right only to receive, from the exchange agent appointed by the Company, delivery of the amount of Shares they represent and the net cash proceeds of a sale of any fraction of a Share they represent; and

(iii)    upon termination of this Deposit Agreement, each Owner of certificated American Depositary Shares shall surrender their Receipt or Receipts to the exchange agent appointed by the Company and thereupon shall receive from that exchange agent, as a mandatory exchange, the Shares or money to which they are entitled in respect of the American Depositary Shares formerly evidenced by that Receipt or those Receipts.

The Company shall appoint an exchange agent to facilitate the mandatory exchange provided for above. In that mandatory exchange, Owners will not be required to pay a fee to the Depositary for the surrender and cancellation of their American Depositary Shares. The Company shall pay the Depositary a fee for those surrenders in an amount to be agreed between the Company and the Depositary.
Upon the termination of this Deposit Agreement, the Company shall be discharged from all obligations under this Deposit Agreement except for its obligations to the Depositary under Sections 5.08 and 5.09 and its obligation to effect the mandatory exchange of American Depositary Shares into Shares as provided above.”
3.    Article 21 of the form of Receipt is hereby amended to read as follows:
“The Company may at any time terminate the Deposit Agreement by instructing the Depositary to mail a notice of termination to the Owners of all American Depositary Shares then outstanding at least 30 days prior to the termination date included in such notice. The Depositary may likewise terminate the Deposit Agreement if at any time 60 days shall have expired after the Depositary delivered to the Company a written resignation notice and if a successor depositary shall not have been appointed and accepted its appointment as provided in Section 5.04 of that Agreemenet; in such case the Depositary shall mail a notice of termination to the Owners of all American Depositary Shares then outstanding at least 30 days prior to the termination date.
The following special provisions shall apply in connection with termination of the Deposit Agreement:
(i)    immediately prior to the termination of the Deposit Agreement, unless otherwise instructed by the Company in writing, the Depositary shall execute and deliver Receipts to evidence all outstanding uncertificated American Depositary Shares and surrender those Receipts to the agent appointed by the Company for a mandatory exchange of the American Depositary Shares evidenced thereby into Shares;

(ii)     upon termination of the Deposit Agreement, all outstanding American Depositary Shares shall be cancelled and converted into a right only to receive, from the exchange agent appointed by the Company, delivery of the amount of Shares they represent and the net cash proceeds of a sale of any fraction of a Share they represent; and

(iii)    upon termination of the Deposit Agreement, each Owner of certificated American Depositary Shares shall surrender their Receipt or Receipts to the exchange agent appointed by the Company and thereupon shall receive from that exchange agent, as a mandatory exchange, the Shares or money to which they are entitled in respect of the American Depositary Shares formerly evidenced by that Receipt or those Receipts.

The Company shall appoint an exchange agent to facilitate the mandatory exchange provided for above. In that mandatory exchange, Owners will not be required to pay a fee to the Depositary for the surrender and cancellation of their American Depositary Shares. The Company shall pay the Depositary a fee for those surrenders in an amount to be agreed between the Company and the Depositary.
Upon the termination of this Deposit Agreement, the Company shall be discharged from all obligations under this Deposit Agreement except for its obligations to the Depositary under Sections 5.08 and 5.09 and its obligation to effect the mandatory exchange of American Depositary Shares into Shares as provided above.”
4.    The Depositary has previously given the Owners notice of intent to enter into this Amendment. The foregoing amendments shall be effective not less than 30 days after the date of that notice
5.    Except for the foregoing amendments, the Deposit Agreement shall remain in full force and effect in accordance with its terms. This Amendment shall be governed by and construed as one with the Deposit Agreement, and the Deposit Agreement shall, where the context requires, be read and construed so as to incorporate this Amendment.
6.    This Amendment shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules of such state.
7.    This Amendment may be executed in multiple counterparts, and all those counterparts together shall constitute one original document.

IN WITNESS WHEREOF, LUXFER HOLDINGS PLC and THE BANK OF NEW YORK MELLON have duly executed this Amendment as of the date first written above.
LUXFER HOLDINGS PLC
By:___________________________
Title:_________________________

THE BANK OF NEW YORK MELLON
By:___________________________
Title:_________________________